SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	English language summary of letter to the Argentine National Securities Commission dated January 15, 2010 regarding Antitrust Commission Resolution N°1/2010

FOR IMMEDIATE RELEASE

Buenos Aires, January 15, 2010

Securities and Exchange Commission

Dear Sirs,

RE: Issuance and appeal of Resolution of the Antitrust Commission N° 1/2010 and Resolution ICD N°3/2010

I am writing to you as Chairman of the Board of Directors of Nortel Inversora S.A. (the “Company”), to inform you that on January 12 and 13, 2010 the Company was notified that the Secretary of Internal Commerce Department has issued Resolution N° 3/2010 (“Resolution N° 3”), pursuant to Resolution N° 1/2010 of the Comisión Nacional de Defensa de la Competencia (the “Argentine Antitrust Commission”) (“Resolution N°1”), setting forth the guidelines to be followed for the divestment of Telecom Italia S.p.A’s direct and indirect ownership in the shares of Sofora Telecommunications S.A., which directly owns a majority of the common stock of the Company.

In accordance with Resolution N° 1 the divestiture is required to be completed within one year of August 25, 2009 (date of the issuance of Resolution N° 483 by the Secretary of the Department of Internal Commerce). Within this term, the Resolution establishes two divestment periods: a first period which starts August 25 and expires on February 25, 2010 (the “First Period”) and a second period which starts February 25, 2010 and expires on August 25, 2010 (the “Second Period”).

The divestment guidelines state that it is desirable for the divestment to be achieved in the First Period through the execution of a definitive document. The Second Period is provided, among other things, for the Argentine Antitrust Authorities to order necessary measures for effectuating the divestment. Additionally, under Resolution N° 1, the Argentine Antitrust Authority is empowered to take measures to ensure that the transaction is effectuated in accordance with these guidelines, including evaluating whether the potential buyer or buyers for the assets to be divested fulfill prescribed antitrust requirements and to impose sanctions for non-compliance with the guidelines.

On January 14, Telecom Italia S.p.A announced that they had filed an appeal against Resolution N° 1.

Sincerely,

Franco Livini

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: January 15, 2010	By:	/S/ JOSÉ GUSTAVO POZZI
	Name:	José Gustavo Pozzi
	Title:	General Manager